SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PIXELWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.75% Convertible Subordinated Debentures due 2024

(Title of Class of Securities)

72581M AA 5

72581M AB 3

(CUSIP Numbers of Class of Securities)

Steven Moore

Vice President, Chief Financial Officer, Secretary and Treasurer

224 Airport Parkway, Suite 400

San Jose, California 95110

(408) 200-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Michael L. Reed

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

(415) 393-8200

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$15,779,000	$1,831.94

*	Calculated solely for purposes of determining the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.75% Convertible Subordinated Debentures due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 12, 2011 there was $15,779,000 aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $15,779,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Pixelworks, Inc., an Oregon corporation (the “Company”), and relates to the right of each holder (each, a “Holder”) of the Company’s 1.75% Convertible Subordinated Debentures due 2024 (the “Notes”) to sell and the obligation of the Company to purchase, the Notes subject to the terms and conditions set forth in the Indenture, dated as of May 18, 2004, between the Company and Wells Fargo Bank, National Association, as Trustee (the “Indenture”), the Company Notice to Holders of 1.75% Convertible Subordinated Debentures due 2024, dated April 13, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (the “Put Option”).

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Notes are convertible into shares of common stock, par value $0.001 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 224 Airport Parkway, Suite 400, San Jose, California 95110. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a)	Financial Information.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b)	Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

Not applicable.

(b)	Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)*	Company Notice to Holders of 1.75% Convertible Subordinated Debentures due 2024, dated April 13, 2011.

(a)(5)(A)*	Press Release issued by the Company on April 13, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated as of May 18, 2004, between the Company and Wells Fargo Bank, National Association, as Trustee, relating to the 1.75% Convertible Subordinated Debentures due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2004).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIXELWORKS, INC.

DATE: April 13, 2011	By:	/s/ Steven L. Moore
		Name:	Steven L. Moore
		Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to Holders of 1.75% Convertible Subordinated Debentures due 2024, dated April 13, 2011.

(a)(5)(A)*	Press Release issued by the Company on April 13, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated as of May 18, 2004, between the Company and Wells Fargo Bank, National Association, as Trustee, relating to the 1.75% Convertible Subordinated Debentures due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2004).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith